April 23, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

Re:	The Finish Line, Inc.
Registration Statement on Form S-3
Filed April 4, 2008
File No. 333-150091

Ladies and Gentlemen:

The Finish Line, Inc., registrant in the above-referenced Registration Statement, hereby requests that effectiveness of such Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) as of 10:00 a.m. (Eastern time) on Monday, April 28, 2008, or as soon as practicable thereafter.

This confirms that the registrant is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.  The registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that there is no underwriter, and no commission is proposed to be paid in connection with the offering, thus no Financial Industry Regulatory Authority review of underwriting compensation is required in connection with this offering.

THE FINISH LINE, INC.

By:	/s/ Kevin S. Wampler
Kevin S. Wampler
Executive Vice President, Chief Financial Officer and Assistant Secretary